SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NET PERCEPTIONS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

64107U-10-1

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107U 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven J. Snyder

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.	Percent of Class Represented by Amount in Row (9) Not Applicable

12.	Type of Reporting Person* IN

Item 1.
	(a)	Name of Issuer The name of the issuer is Net Perceptions, Inc.
	(b)	Address of Issuer's Principal Executive Offices The address of the principal executive offices of Net Perceptions, Inc. is 7700 France Avenue South, Edina, Minnesota 55435.

Item 2.
	(a)	Name of Person Filing This Amendment No. 2 to Schedule 13G is being filed by and on behalf Steven J. Snyder.
	(b)	Address of Principal Business Office or, if none, Residence Mr. Snyder can be reached at 1161 Wayzata Boulevard East, #51, Wayzata, Minnesota 55391.
	(c)	Citizenship Mr. Snyder is a United States citizen.
	(d)	Title of Class of Securities The class of equity securities to which this Amendment No. 2 Schedule 13G relates is the common stock, par value $0.0001 per share, of Net Perceptions, Inc.
	(e)	CUSIP Number The CUSIP number of the common stock is 64107U 10 1.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).
	(b)	[ ]	Bank, as defined in Section 3(a)(6) of the Act.
	(c)	[ ]	Insurance company, as defined in Section 3(a)(19) of the Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ]	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).
(h)	[ ]	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Mr. Snyder no longer beneficially owns any shares of common stock of Net Perceptions, Inc.
	(b)	Percent of class: Not applicable
	(c)	Number of shares as to which Mr. Snyder has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class Mr. Snyder no longer beneficially owns any shares of common stock of Net Perceptions, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Steven J. Snyder
Signature
Steven J. Snyder
Name/Title